Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description sets forth certain material terms of each class of securities of Global Indemnity Group, LLC (the “Company”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of December 31, 2022, the end of the period covered by the Annual Report on Form 10-K (the “Form 10-K”) of which this Exhibit is a part.

As of December 31, 2022, the Company had one class of securities registered pursuant to Section 12 of the Exchange Act:

•
The Company’s Class A Common Shares (the “Class A Common Shares”)

The following summary description of securities does not purport to be complete and is qualified in its entirety by reference to (i) the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLCA”), (ii) the applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”). The LLCA are each incorporated by reference as exhibits to the Form 10-K of which this Exhibit is a part. Unless otherwise stated herein, capitalized terms have the same meaning as in the LLCA, or Form 10-K, as applicable.

DESCRIPTION OF THE CLASS A COMMON SHARES

Under the LLCA, the Company has the authority to issue 600,000,000 Class A Common Shares, without par value. All Class A Common Shares issued or that may be issued are or will be fully paid and non-assessable, except as such non-assessability may be affected by the Delaware Act. The Class A Common Shares have no sinking fund provision.

Global Indemnity Group, LLC’s class A common shares are publicly traded on the New York Stock Exchange under the ticker symbol GBLI.

Subject to the applicable provisions of the Delaware Act, the LLCA, and the terms of any Share Designation, distributions of cash or assets of the Company may be paid to the Shareholders, including Class A Common Shareholders, out of the Company’s assets legally available therefor only when, as and if determined by the Company’s Board of Directors.

Holders of the Company’s Class A Common Shares are entitled to one vote per Class A Common Share held on all matters voted or consented upon by the Company’s shareholders.

Holders of the Class A Common Shares do not have any preemptive, subscription, preferential or similar rights regarding the issuance of the Company’s securities.

The LLCA does not provide for any appraisal rights, except to the limited extent provided with respect to the required redemption or repurchase of shares in connection with an Adverse Consequence.

Upon a dissolution, the Company will be wound up and its assets will be distributed (a) to its creditors, including shareholders and directors who are creditors, (b) to the shareholders and former shareholders in satisfaction of liabilities for distributions, and (c) to the shareholders, including Class A Common Shareholders, in proportion to the number of shares held by them.

The Company’s Board of Directors has the authority to (i) issue any authorized but unissued shares of any existing class or series of shares, including Class B Common Shares, and (ii)(A) create additional classes or series of shares, with such distinctive designations, preferences and other rights (including voting rights) that may adversely affect the rights of the holders of the Class A Common Shares, and such qualifications, limitations or restrictions, in each case, as set forth in a Share Designation with respect to such additional classes or series of shares, and (B) authorize and issue shares of any such newly created class or series. Under certain circumstances, the LLCA authorizes the Company’s Board of Directors to decline to approve or register a purported transfer of shares. Notwithstanding anything to the contrary in the LLCA, nothing prevents the settling of any transaction involving shares entered into through NYSE or any other applicable national securities exchange.